Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Paris Re Holdings Limited
(Commission File No. 021-98562)
Dear all,
As announced during today’s meetings or video conferences, PARIS RE Holdings’ Board has unanimously approved a transaction in which PartnerRe will acquire a controlling stake in our Company, to be followed by a voluntary public exchange offer for all remaining PARIS RE Holdings shares and ultimately by a merger of PARIS RE Holdings into PartnerRe.
As described in the press release published on our Intranet site, this purchase will be completed in multiple steps. After the closing of the sale of the controlling stake, teams from the two companies will work together on operational integration in order to build a stronger Group. Of course, we depend and we count on your support of this project.
We are fully aware of the challenges that lie ahead of us and we are also confident that, together, we will successfully take them on as we have many times in the past. To support this project, we announce an exceptional bonus associated with an objective based on your active support and participation during this transition. The details of this bonus scheme will be communicated to you within the next few days.
We are proud of what we have built together so far. Let’s be confident of what we will build together tomorrow!
Patrick Thiele, Chief Executive Officer and President of PartnerRe Ltd wishes to share a message with you which you will find attached.
With best regards,
The Management Board of PARIS RE
P.S.: A dedicated “Questions and Answers” section will be available on our Intranet site. It will be updated regularly.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE or PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.

July 6, 2009
To All PARIS RE employees,
As you have seen in the press release, PartnerRe has entered into definitive agreements to acquire PARIS RE. A member of our executive management team will have the opportunity to talk to you in person over the next few weeks. In the meantime, I would like to outline for you why I think this is a good step for both of our organizations.
PartnerRe is focused on creating long-term value for our stakeholders — delivering a product of value to clients, producing an appropriate return to our shareholders and ensuring a satisfying work experience for employees. In pursuing our strategic and financial goals, we have secured our position as a high quality reinsurer and we are committed to maintaining that position in any environment.
In the current environment, the future is increasingly uncertain. The global financial crisis has demonstrated that we need to be ready for anything. In our business, that means we need to reduce our downside risk. The increased capital, greater diversification, broader market presence and deepened capabilities will mean we are better able to absorb risk while pursuing healthy risk-adjusted returns.
PARIS RE’s attributes make you a good fit with our Company. Your commitment to reinsurance, your experienced team with deep technical skills, and the mature and diversified book of business that you have worked hard to develop over the years, are the qualities we believe are essential in a successful reinsurer.
Finally, and most importantly, we believe our values are aligned with yours. We both recognize that our values of trust, transparency and integrity are critical in any organization. We place a high value on being a company where employees are treated with respect. I believe this will ensure a smoother transition for everyone.
I know that this type of event brings uncertainty to your life and you have had to deal with much change in the past. Please rest assured that for the time being, there will be no change to your day-to-day work life; you will continue in the same job, and report to the same people for some time. When the time comes that we need to make changes to integrate our two organizations, we will get information to you as quickly as we can.

PartnerRe Ltd.	Phone +1 441 292 0888
Wellesley House South	Fax +1 441 292 7010
90 Pitts Bay Road	www.partnerre.com
Pembroke HM 08
Bermuda

One of our executives will meet with you face to face over the coming weeks to cover these points in more detail and answer any questions you may have. In the meantime, please feel free to send any questions you may have to corporate.communications@partnerre.com. We will do our best to answer your questions and keep you informed of the progress of the transaction.
Yours sincerely,
Patrick Thiele
President and CEO, PartnerRe Ltd.
Cautionary Statement. This document includes forward-looking statements based on currently available information, operating plans, and projections about future events and trends. Our actual results could differ materially from those predicted in such forward-looking statements, and we undertake no obligation to update any such statements whether as a result of new information, future events or otherwise. Please see PartnerRe’s filings with the Securities and Exchange Commission (“SEC”), including our annual report on Form 10-K and subsequent reports on Form 10-Q and 8-K, including the 8-K that we file in connection with this transaction.
Additional Information and Where to Find It: PartnerRe will file a proxy statement and, if required by applicable laws and regulations, will file an exchange offer prospectus with the SEC in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.
PartnerRe and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe’s shareholders in connection with the proposed transaction. Information regarding PartnerRe’s directors and executive officers is set forth in the proxy statement for PartnerRe’s 2009 annual meeting, which was filed with the SEC on April 9, 2009. If and to the extent that PartnerRe’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus. Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe’s directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.
Important Information for Investors and Shareholders: This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.